File No. 70-9543


                             UNITED STATES OF AMERICA
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



Application of Northeast Utilities        )  CERTIFICATE PURSUANT TO RULE 24
and Northeast Generation Services Company )  UNDER THE PUBLIC UTILITY HOLDING
on Form U-1                               )  COMPANY ACT OF 1935

     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's order authorizing the use of proceeds of financing transaction for investment in Exempt Wholesale Generators. (HCAR No. 35-27148, March 7, 2000, File No. 70-9543) ("Order").

     For the quarter ended March 31, 2003, the following information is reported pursuant to the Order.

1) A computation in accordance with rule 53(a) (as modified by the Commission's order in this proceeding) of NU's aggregate investment in EWGs.

     As of March 31, 2003, NU's aggregate investment in EWGs was approximately $448.2 million, or 60% of its average Consolidated Retained Earnings for the most recent four quarters of approximately $744.9 million.

2) Consolidated capitalization ratios of NU as of the end of that quarter, with consolidated debt to include all short-term debt and non-recourse debt of the EWG:

     NU Consolidated Capitalization

     --------------------------------------------------------------------------
                                                 As of March 31, 2003
     --------------------------------------------------------------------------
                                      (Thousands of Dollars)         %
                                                                   -----

     Common shareholders' equity             $2,229,564             33.4%
     Preferred stock                            116,200              1.7
     Long-term and short-term debt            2,475,181             37.1
     Rate reduction bonds                     1,856,411             27.8
                                             ----------            -----
                                             $6,677,356            100.0%
                                             ==========            =====

3) Analysis of the growth in consolidated retained earnings which segregates total earnings growth of Northeast Generation Company (NGC) from that attributable to other subsidiaries of NU.

     Retained earnings statement as of March 31, 2003:

     --------------------------------------------------------------------------
                                                     NGC        NU Consolidated
     --------------------------------------------------------------------------
                                                      (Thousands of Dollars)

     Beginning balance as of January 1, 2003       $32,259          $765,611
     Additions:
       Net income                                   10,015            60,204
       Other                                          -                    6
     Deductions:
       Dividends declared-common shares              7,500            17,469
                                                   -------          --------
     Ending balance as of March 31, 2003           $34,774          $808,352
                                                   =======          ========
     --------------------------------------------------------------------------

4) A statement of revenues and net income for the EWG for the twelve months ending as of the end of that quarter.

     --------------------------------------------------------------------------
     Twelve Months Ended March 31, 2003                  NGC
     --------------------------------------------------------------------------
                                                (Thousands of Dollars)

     Revenues                                         $134,319
     Net Income                                       $ 33,657
     --------------------------------------------------------------------------



                                   SIGNATURE


     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NORTHEAST UTILITIES



/s/ John P. Stack
    -------------
    John P. Stack
    Vice President - Accounting and Controller
    Northeast Utilities
    P.O. Box 270
    Hartford, CT 06141-0270
    May 29, 2003